UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_|Form N-SAR |_| Form N-CSR

            For Period Ended: June 30, 2008
            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR
            For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Affinity Technology Group, Inc.
-------------------------------
Full Name of Registrant

Not Applicable
--------------
Former Name if Applicable

1310 Lady Street, Suite 601
---------------------------
Address of Principal Executive Office (Street and Number)

Columbia, South Carolina 29201
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
      [X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     Affinity Technology Group, Inc. (the "Company") has determined to seek relief under Chapter 11 of the United States Bankruptcy Code and is in the process of preparing the necessary filings to do so.. As part of this process, the Company expects to request permission from the bankruptcy court to go forward as a debtor-in-possession for the purpose of executing a plan of offering its patents for sale under the supervision of the bankruptcy court. The Company unexpectedly was required to engage new bankruptcy counsel just prior to the due date of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the "Second Quarter 10-Q") and requires additional time to address with counsel the form and structure of its intended bankruptcy filings and their impact on the Company's disclosures in its Second Quarter 10-Q. Additionally, the preparation of financial reports and related materials required in connection with the Company's anticipated bankruptcy filing has diverted the Company's limited internal resources from the preparation and finalization of its Second Quarter 10-Q.




PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Joseph A. Boyle          (803)              758-2511
              ---------------          -----              --------
                   (Name)           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates reporting that revenues for the second quarter of 2008 were $8 thousand, with a net loss of $514 thousand, or $0.01 per share. For the comparable period of 2007, and the Company reported a net loss of $476 thousand or $0.01 per share. The weighted average number of shares outstanding during the three months ended June 30, 2008 was 47.1 million, compared to 45.3 million for the same period in 2007.

     The Company anticipates reporting that revenues for the first six months of 2008 were $17 thousand, with a net loss of $742 thousand, or $0.02 per share. Revenues for the comparable period in 2007 were $17 thousand, with a net loss of $919 thousand, or $0.02 per share. The weighted average number of shares outstanding during the six months ended June 30, 2007, was 47.1 million, compared to 45.3 million for the same period in 2007.

     Forward-Looking Statements

     Forward-looking statements in this Form 12b-25 are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Specifically, all statements regarding the Company's expectation that it will be able to file its Second Quarter 10-Q on or before the fifth calendar day following its prescribed due date, and all statements of the Company's anticipated financial results for the quarter ended June 30, 2008, are forward-looking statements. There can be no assurance that these forward-looking statements will be achieved. The Company's expectations regarding the timing of the filing of its Second Quarter 10-Q, and the anticipated financial results the Company expects to report in its Second Quarter 10-Q, are preliminary and subject to change. Although the Company believes these forward-looking statements are reasonable, it can give no assurance that such statements will prove correct. In addition, investors are cautioned that the Company's business is subject to several substantial risks and uncertainties, including the recent adverse ruling of the Federal Appeals Court in its patent litigation, the judgment against the Company related to its lawsuit with Temple Ligon and its expected inability to pay amounts due under its secured convertible notes, which, combined with the Company's very limited capital resources, have threatened the viability of the Company's business as a going concern and may make it difficult or impossible to raise additional capital in amounts sufficient to permit it to continue operations or pursue further legal options for vindicating its patent claims; the risk that the Company may lose all or part of the claims covered by its patents as a result of challenges to its patents; the risk that its patents may be subject to additional reexamination by the U.S. Patent and Trademark Office or challenges by third parties; the results of ongoing litigation, including the recent adverse ruling of the Federal Appeals Court in the Company's patent litigation; and, unanticipated costs and expenses affecting the Company's cash position. In light of its current position, the Company intends to seek relief under Chapter 11 of the United States Bankruptcy Code and plans to offer its remaining patents and rights thereunder for sale. The Company can give no assurance regarding whether or when it will accomplish its expected bankruptcy filings. The Company also can give no assurance that, pursuant to a bankruptcy process or otherwise, the Company will be successful in completing a sale of its patents or that any proceeds from such sale would be sufficient to satisfy any of its obligations in whole or in part or that there will be any residual proceeds that would accrue to the benefit of any of the Company's constituencies, including the Company's secured or unsecured creditors or its stockholders. Moreover, the Company can give no assurances that it will have the financial resources to complete any process under Chapter 11 of the United States Bankruptcy Code or that, if such a process is commenced, the Company will not be forced to later convert its Chapter 11 proceedings to one under Chapter 7 of the United States Bankruptcy Code, under which the Company expects that a trustee would be appointed by the Bankruptcy Court to liquidate the Company. Further, there can be no assurance that the Company will prevail on its claims of patent infringement against third parties or that such claims will result in the award of monetary damages to the Company. These and other factors discussed in the Company's filings with the Securities and Exchange Commission, including the information set forth in Part I, Item 1A. "Risk Factors" of the Company's Annual Report on Form 10-K for the year ended December 31, 2007, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and other filings the Company makes with the Securities and Exchange Commission from time to time. The Company is not responsible for updating the information contained in this Form 12b-25 beyond the publication date, or for changes made to this document by wire services or Internet Services.


--------------------------------------------------------------------------------


                         Affinity Technology Group, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 15, 2008                          By: /s/ Joseph A. Boyle
                                                   --------------------
                                                    Joseph A. Boyle
                                        President, Chairman and Chief Executive
                                                        Officer